STANDARD MANAGEMENT CORPORATION
Supplement No. 2
to
Offer To Exchange
Dated May 5, 2006
Offer to Exchange Common Shares for Any and All
of the Outstanding 10.25% Trust Preferred Securities Issued by
SMAN Capital Trust I (Liquidation Amount of $10 per Trust Security)
and Guaranteed by Standard Management Corporation
(CUSIP No. 83168N 20 2)

       The Offer to Exchange dated May 5, 2006 (the “offer to exchange”), Supplement No. 1 to the Offer to Exchange dated May 22, 2006, and this Supplement No. 2 (this “Supplement”) relate to the offer by Standard Management Corporation (“we” or the “company”) to exchange (the “exchange offer”) shares of its common stock, no par value per share, for any and all of the outstanding 10.25% Trust Preferred Securities issued by SMAN Capital Trust I, or the “Trust,” (Liquidation Amount of $10 per Trust Security), or “trust securities.” The purpose of this Supplement is to provide additional information useful to holders of Trust Securities in considering their participation in the exchange offer. To the extent that the information contained in this Supplement is inconsistent with the offer to exchange, this Supplement shall supersede and replace the offer to exchange.

      Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the offer to exchange or this Supplement. Any representation to the contrary is a criminal offense.

      We are making the exchange offer in reliance on the exemption from the registration requirements of the Securities Act of 1933 afforded by Section 3(a)(9) thereof. Therefore, we will not pay any commission or other remuneration to any broker, dealer, salesperson, or other person for soliciting tenders of the trust securities. However, our regular employees may solicit tenders and will answer inquiries concerning the exchange offer. These employees will not receive additional compensation for these services.
      Based on interpretations by the staff of the Division of Corporation Finance of the Securities and Exchange Commission, which we refer to as the SEC, we believe that the shares issued in the exchange offer, like the trust securities, may be offered for resale, resold and otherwise transferred by any holder thereof who is not an affiliate of ours without compliance with the registration requirements of the Securities Act of 1933.

The date of this Supplement No. 2 is June 1, 2006

UPDATES TO EXCHANGE OFFER
      Except with respect to “Change in Exchange Ratio,” “Extension of Expiration Date” and “Unaudited Pro Forma Financial Statements” below, the following headings and page numbers correspond to the headings and page numbers in the offer to exchange. All cross-references in this section, unless otherwise noted, are to the section of the offer to exchange set forth in each such cross-reference.
Change in Exchange Ratio
      Based on recent developments, our board of directors has elected to increase the number of shares of common stock that will be issued in exchange for the trust securities. Holders of trust securities validly tendered and not withdrawn on or prior to the expiration date, as extended as discussed below, and accepted for exchange by us shall receive 6.0 shares of our common stock per trust security. All references to the exchange ratio in the offer to exchange are hereby amended to reflect this increased exchange ratio.
Extension of Expiration Date
      As a result of the increase in the exchange ratio discussed above, we have extended the expiration date of the exchange offer until 5:00 p.m., New York City time, on June 30, 2006. As a result, all references to the expiration date in the offer to exchange are hereby amended to reflect this new expiration date. We reserve the right to further extend the expiration date of the exchange offer as set forth in the Offer to Exchange.
Forward Looking Statements (page 14)
      The final paragraph under “Forward Looking Statements” on page 14 is deleted in its entirety and replaced with the following:

You are advised to consult any additional disclosures Standard Management makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed or furnished with the SEC.

Capitalization (page 15)
      The information set forth under “Capitalization” on page 15 is deleted in its entirety and replaced with the following:
      The following table shows our capitalization as of March 31, 2006:

•	on an actual historical basis;

•	as adjusted to reflect the issuance since March 31, 2006 of $2.8 million of long-term debt, $0.5 million of which was immediately paid to satisfy an unrelated obligation to the lender and related warrants to purchase 100,000 shares of our common stock; and

•	as further adjusted to give effect to the completion of the exchange offer contemplated herein, assuming that all trust securities outstanding as of May 5, 2006 are validly tendered and not validly withdrawn, resulting in the issuance of 12,420,000 shares of common stock in the exchange offer.
      You should read this information together with our consolidated financial statements, including the notes contained in the financial statements, which are incorporated by reference in this offer to exchange.

	March 31, 2006

	Actual	As Adjusted	As Further Adjusted(1)

	(Dollars in thousands)
Cash and cash equivalents	$1,607	$3,857	$3,757

Current portion of long-term debt	$3,230	$3,230	$3,230
Long-term debt, less current portion	36,547	38,820	18,120
Shareholders’ equity:
Common stock, no par value per share, and additional paid-in capital; 60,000,000 shares authorized; 10,712,859 shares, 10,712,859 shares and 23,132,859 shares issued, respectively	68,625	68,652	73,620
Treasury stock, at cost, 1,617,651 shares	(7,901)	(7,901)	(7,901)
Accumulated other comprehensive income	108	108	108
Retained deficit(2)	(60,052)	(60,052)	(45,013)

Total shareholders’ equity	780	807	20,814

Total capitalization	$40,557	$42,857	$42,164

(1)	The amount set forth in the “As Further Adjusted” column reflects the extinguishment of the full principal amount of the 10.25% junior subordinated debentures related to the trust securities as more fully described under “Accounting Treatment for the Exchange Offer” and assuming $100,000 of transaction costs associated with the exchange offer.

(2)	The amount set forth in the “As Further Adjusted” column reflects an estimated $16.28 million after-tax gain expected as a result of the exchange offer assuming a fair market value of $0.40 for each share of common stock issued in the exchange offer, which was the last reported sales price of our common stock on the OTC Bulletin Board on May 25, 2006.

Ratio of Earnings to Fixed Charges (page 16)
      The information set forth under “Ratio of Earnings to Fixed Charges” on page 16 is deleted in its entirety and replaced with the following:

The following table sets forth our ratio of earnings from continuing operations to fixed charges from continuing operations for the three months ended March 31, 2006 and 2005 and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001:

	Three Months
	Ended March 31,		Fiscal Year Ended December 31,

	2006	2005	2005		2004		2003		2002		2001

Ratio of earnings to fixed charges	-3.12	-3.46	-3.46	x	-3.36	x	-2.55	x	-2.10	x	-1.29x

As demonstrated in the table above, for the three months ended March 31, 2006 and 2005 and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, we did not have sufficient earnings to cover our fixed charges. For the three months ended March 31, 2006 and 2005 and the years ended December 31, 2005, 2004, 2003, 2002 and 2001, our earnings were insufficient to cover any of our fixed charges which aggregated approximately $1.03 million, $1.17 million, $4.55 million, $4.72 million, $4.71 million, $4.55 million and $4.01 million, respectively. Fixed charges include dividend payments made on preferred stock outstanding in 2001, and interest costs associated with outstanding indebtedness, including the distributions payable on the junior subordinated debentures that are used by the trust to make distributions on the trust securities and the interest component of our rent obligations.

Assuming that all trust securities outstanding as of May 5, 2006 are validly tendered and not withdrawn, our pro forma ratio of earnings to fixed charges for the three months ended March 31, 2006 and the fiscal year ended December 31, 2005 would have been as follows:

	Three Months Ended		Year Ended
	March 31, 2006		December 31, 2005

Pro forma ratio of earnings to fixed charges	-5.59	x	-6.28	x
Pro forma fixed charges (none covered by earnings)	$.58 million		$2.53 million

Selected Financial Data (page 17)
      The information set forth under “Selected Financial Data” page 17 is deleted in its entirety and replaced with the following:

The following historical financial data was derived from our consolidated financial statements. This historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our annual report on Form 10-K for the fiscal year ended December 31, 2005 and our quarterly report on Form 10-Q for the quarter ended March 31, 2006, which reports have been incorporated by reference in this offer to exchange.

March 31	Year Ended December 31

2006	2005	2005(a)	2004	2003	2002	2001

(dollars in thousands, except per share amounts)
STATEMENT OF OPERATIONS DATA:
Net revenues	$13,984	$2,253	$28,922	$7,120	$2,948	$1,850	$—
Cost of sales	10,023	1,781	20,735	5,822	2,445	1,554	—
Gross profit	3,961	472	8,187	1,298	503	296	—
Loss from continuing operations	(4,259)	(5,203)	(20,283)	(20,612)	(16,734)	(11,580)	(9,170)
Income (loss) from discontinued operations(b)	—	(33,257)	(33,981)	9,744	6,263	10,450	10,950
Net income (loss)(c)	(4,259)	(38,460)	(54,264)	(10,868)	(10,471)	(1,130)	1,780
Ratio of earnings to fixed charges	-3.12	x	-3.46	x	-3.46	x	-3.36	x	-2.55	x	-2.10	x	-1.29	x
PER SHARE DATA:
Loss from continuing operations, assuming dilution in 2001	0.47	0.66	(2.40)	(2.59)	(2.08)	(1.52)	(1.18)
Income (loss) from discontinued operations	—	4.20	(4.02)	1.23	0.78	1.37	1.41
Net income (loss), assuming dilution in 2001	0.47	4.86	(6.42)	(1.36)	(1.30)	(0.15)	0.23
Book value per common share	0.09	1.32	0.54	7.58	8.93	11.17	9.30
Weighted average common shares outstanding, assuming dilution in 2001	9,095,208	7,921,113	8,455,869	7,973,029	8,031,749	7,623,690	7,765,378
Common shares outstanding	9,095,208	7,921,113	9,095,208	7,921,113	8,114,196	7,854,674	7,546,493
BALANCE SHEET DATA (at period end):
Cash and cash equivalents	$1,607	$439	$2,232	$1,121	$1,337	$3,569	$439
Current assets of continuing operations	13,188	3,721	13,483	3,987	288	5,285	1,902
Non current assets of continuing operations	38,079	22,389	37,526	22,353	25,101	17,721	14,465
Assets of continuing operations	51,267	26,110	51,009	26,340	25,389	23,006	16,367
Assets of discontinued operations(b)	—	1,841,309	—	1,921,405	1,949,382	1,693,288	1,629,238
Total assets	51,267	1,867,419	51,009	1,947,745	1,974,771	1,716,294	1,645,605
Current liabilities of continuing operations	12,078	6,361	7,126	6,534	2,047	1,377	2,070
Long-term liabilities of continuing operations	37,578	54,870	37,871	51,873	49,046	40,962	47,852
Liabilities of continuing operations	49,656	61,231	44,997	58,407	51,093	42,339	49,922
Liabilities of discontinued operations	831	1,795,755	1,069	1,829,306	1,851,231	1,586,221	1,525,494
Total liabilities	50,487	1,856,986	46,066	1,887,713	1,902,324	1,628,560	1,575,416
Total debt	39,777	56,822	39,309	54,311	49,046	40,962	47,852
Shareholders’ equity	780	10,433	4,943	60,032	72,447	87,734	70,189

(a)	During 2005, the company completed four acquisitions which significantly increased net revenues. See Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in the company’s annual report on Form 10-K for the fiscal year ended December 31, 2005 for further discussion.

(b)	During 2005, the company sold its financial services subsidiary, Standard Life. The related operations have been reclassified as discontinued operations. See Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in the company’s annual report on Form 10-K for the fiscal year ended December 31, 2005 for further discussion.

(c)	On a pro forma basis, assuming that all trust securities outstanding as of May 5, 2006 are validly tendered and not withdrawn, and assuming the other debt transaction described in the Capitalization Table occurred on January 1 of the applicable period, our pro forma net loss from continuing operations, net loss per share from continuing operations and ratio of earnings to fixed charges for the three months ended March 31, 2006 would have been $3.80 million, $0.18 per share and -5.59x, respectively, and for the year ended December 31, 2005 would have been $18.39 million, $0.88 per share and -6.28x, respectively.

Description of the Exchange Offer — Terms of the Exchange Offer — Expiration Date; Extensions; Termination; Amendments; Subsequent Offering Period (page 22)
      All references in this section to a subsequent offering period are deleted in their entirety. There will be no subsequent offering period in connection with the exchange offer.
Description of the Exchange Offer — Conditions to the Exchange Offer (page 23)
      The following sentence is hereby added as the first sentence of the last paragraph of this section on page 24:

All of the conditions to the exchange offer must be satisfied prior to the expiration date.
Description of the Exchange Offer — Withdrawal of Tenders (page 27)
      The first paragraph under “Description of the Exchange Offer — Withdrawal of Tenders” is deleted in its entirety and replaced with the following:

Trust securities tendered on or prior to the expiration date may be withdrawn at any time on or prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any tendered trust securities not accepted by the 40th business day after commencement of the exchange offer may be withdrawn. Tenders of trust securities received on or prior to 5:00 p.m., New York City time, on the expiration date will become irrevocable, except as set forth below, at 5:00 p.m., New York City time, on the expiration date of the exchange offer, if not validly revoked prior to that time. In the event of a termination of the exchange offer, the trust securities tendered pursuant to the exchange offer will be returned promptly to the tendering holder.
Certain U.S. Federal Income Tax Considerations (page 43)
      This section has been renamed “Material U.S. Federal Income Tax Considerations.” All references in the offer to exchange to “Certain U.S. Federal Income Tax Considerations” are hereby amended and shall refer to “Material U.S. Federal Income Tax Considerations.” In addition, the information set forth in the section formerly titled “Certain U.S. Federal Income Tax Considerations” beginning on page 43 of the offer to exchange is deleted in its entirety and replaced with the following:
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
      The following are certain material U.S. federal income tax considerations of the exchange offer generally applicable to (1) holders of trust securities who hold the trust securities as capital assets, and (2) holders of common stock who hold such common stock as capital assets and who acquire the common stock in exchange for trust securities pursuant to the exchange offer. This description does not purport to address the potential tax considerations that may be material to a holder based on his or her particular situation and does not address the tax considerations applicable to holders that may be subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	real estate investment trusts;

•	regulated investment companies;

•	grantor trusts;

•	tax-exempt organizations;

•	dealers or traders in securities or currencies;

•	holders that hold trust securities or common stock as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes or U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar;

•	holders that actually or constructively own or will own 10 percent or more of our voting stock; or

•	a Non-U.S. Holder (as defined below) that is a U.S. expatriate, “controlled foreign corporation” or “passive foreign investment company.”
      Moreover, this description does not address the U.S. federal estate and gift tax or any state, local or foreign tax consequences of the disposition of trust securities pursuant to the exchange offer or the acquisition, ownership or disposition of shares of common stock. Holders should consult their tax advisors with respect to the application of such tax laws to their particular situations.
      This description is based on the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations, administrative pronouncements and judicial decisions, each as in effect on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, or differing interpretations by the Internal Revenue Service or a court, which could affect the tax consequences described herein.
      For purposes of this description, a U.S. Holder is a beneficial owner of trust securities or shares of common stock that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any State thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) it validly elects to be treated as a United States person for U.S. federal income tax purposes or (2)(a) its administration is subject to the primary supervision of a court within the United States and (b) one or more United States persons have the authority to control all of its substantial decisions.
      A Non-U.S. Holder is a beneficial owner of trust securities or common stock that is not a United States person and not a partnership for U.S. federal income tax purposes. If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the trust securities or common stock, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Each partner should consult its own tax advisor as to the application of the U.S. tax laws to its particular situation.
Exchanging U.S. Holders

Consequences of Exchange of Trust Securities for Shares of Common Stock
      The exchange of trust securities for shares of common stock pursuant to the exchange offer will constitute a recapitalization under Section 368(a)(1)(E) of the Code. Accordingly, a U.S. Holder of trust securities will not recognize gain or loss on the exchange of trust securities for shares of common stock. A U.S. Holder’s aggregate tax basis in the common stock received will equal such U.S. Holder’s aggregate basis in the trust securities exchanged therefor, and a U.S. Holder’s holding period in the common stock received will include the U.S. Holder’s holding period in the trust securities.

Ownership of Common Stock

Distributions
      We have never paid a dividend on our common stock, and we do not anticipate paying any dividends on our common stock in the foreseeable future. If we were to pay dividends in the future on our common stock, they would be subject to U.S. federal income tax in the manner described below.
      The gross amount of any distribution made with respect to shares of common stock would be includible in a U.S. Holder’s income as dividend income to the extent paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent, if any, that the amount of any distribution were to exceed our current and accumulated earnings and profits as determined under U.S. federal income tax principles, the distribution would be treated first as a tax-free return of a U.S. Holder’s adjusted tax basis in its common shares and thereafter as capital gain.

Sale or Exchange of Common Stock
      A U.S. Holder will generally recognize gain or loss on the sale or taxable exchange of shares of common stock equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in its shares of common stock. Any such gain or loss will generally constitute capital gain or loss, except to the extent of any accrued market discount not previously taken into income, which will be treated as ordinary income. Long-term capital gains of non-corporate U.S. Holders are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.
Non-Exchanging U.S. Holders
      U.S. Holders of trust securities that do not tender their trust securities pursuant to the exchange offer will not have any U.S. federal income tax consequences as a result of the exchange offer.
Non-U.S. Holders

Consequences of Exchange of Trust Securities for Shares of Common Stock
      A Non-U.S. Holder that does not own more than 5% of our common stock will generally not be subject to U.S. federal income or withholding tax on any gain realized on the exchange of the trust securities for shares of common stock, and should be treated in the same manner as a U.S. Holder.

Ownership of Common Stock

Distributions
      A distribution to a Non-U.S. Holder that is treated as a dividend will generally be subject to United States withholding tax at a rate of 30% (or such lower rate as may apply pursuant to an applicable tax treaty) unless such income is attributable to the active conduct of a trade or business in the United States by the Non-U.S. Holder and the Non-U.S. Holder provides the appropriate certification. If such dividend income is not attributable to the active conduct of a trade or business in the United States, a Non-U.S. Holder will be subject to U.S. federal income tax in the same manner as a U.S. Holder.

Sale or Exchange of Common Stock
      A Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on any income or gain realized on the sale or taxable exchange of common shares unless:

•	such income or gain is effectively connected with the conduct of a trade or business in the United States; or

•	the Non-U.S. Holder is an individual who has been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.
U.S. Backup Withholding Tax and Information Reporting Requirements
      Information reporting should generally apply to payments of dividends on the common stock and proceeds from the sale or redemption of common stock, other than to an exempt recipient, such as a corporation. If information reporting applies to any such payment, a payor will be required to withhold backup withholding tax from the payment if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements.

Where You Can Find More Information (page 47)
      The second sentence in the first paragraph under “Where You Can Find More Information” on page 47 is deleted in its entirety and replaced with the following:

The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room located at 100 F. Street, N.E., Washington, D.C. 02549.
      In addition, the last paragraph under “Where You Can Find More Information” on page 47 is deleted in its entirety.
Documents Incorporated by Reference (page 47)
      The second bullet point under “Documents Incorporated by Reference” on page 47 is deleted in its entirety and replaced with the following:

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

•	Current Reports on Form 8-K filed on January 30, 2006, March 8, 2006, March 14, 2006, April 6, 2006, April 21, 2006, April 26, 2006, April 27, 2006, May 19, 2006 and May 26, 2006.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS
      The following unaudited pro forma condensed consolidated financial statements are presented to illustrate the effects of the exchange offer on our historical financial position and operating results. The following unaudited pro forma condensed consolidated balance sheet of the company at March, 31, 2006 gives effect to the proposed exchange offer and related effects on the balance sheet as if it had occurred on that date. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005 gives effect to the exchange offer and related specific effects as if it had occurred as of January 1, 2005. The unaudited pro forma condensed consolidated statement of operations for the quarter ended March 31, 2006 gives effect to the exchange offer and related specific effects as if it had occurred as of January 1, 2006.
      The unaudited pro forma condensed consolidated financial statements have been derived from, and should be read in conjunction with, our historical consolidated financial statements, including the accompanying notes. Those financial statements are included in our annual report on Form 10-K for the year ended December 31, 2005, and our quarterly report on Form 10-Q for the quarter ended March 31, 2006 which we have filed with the SEC and which are incorporated herein by reference. Please see “Where You can Find More Information” and “Documents Incorporated by Reference.”
      The following unaudited pro forma condensed consolidated financial statements are presented only for informational purposes. As a result, the accompanying unaudited pro forma condensed consolidated financial statements are not necessarily indicative of our financial position or results of operations that would have occurred had the exchange offer and related transactions been consummated as of the dates indicated. The pro forma statements are estimates only, and may not necessarily reflect our actual operations.
      In all cases, the following pro forma financial information assumes that 100% of the outstanding trust preferred securities are converted in the offering resulting in a corresponding retirement of the full principal amount of our junior subordinated debenture held by the trust.

STANDARD MANAGEMENT CORPORATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As of March 31, 2006

		Pro Forma
	Historical	Adjustments(1)		Pro Forma

	(Dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$1,607	$2,150(2)		$3,757
Accounts receivable, net	7,226	—		7,226
Inventories	3,554	—		3,554
Prepaid and other current assets	801	—		801

Total current assets	13,188	2,150		15,338
Property and equipment, net	10,764	—		10,764
Assets held for sale	1,506	—		1,506
Deferred financing fees, net	1,905	(1,073	)(3)	832
Officer and other notes receivable, less current portion	776	—		776
Investments in unconsolidated subsidiaries	5,160	—		5,160
Intangible assets, net	4,180	—		4,180
Goodwill	12,457	—		12,457
Other noncurrent assets	1,331	—		1,331

Total assets	$51,267	$1,077		$52,344

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,144	$—		$5,144
Accrued expenses	3,704	(530	)(4)	3,174
Current portion of long-term debt	3,230	—		3,230
Liabilities of discontinued operations	831	—		831

Total current liabilities	12,909	(530)		12,379
Long-term debt, less current portion	36,547	(18,427	)(5)	18,120
Other long-term liabilities	1,031	—		1,031

Total liabilities	50,487	(18,957)		31,530
Shareholders’ equity:
Common stock, no par value, and additional paid in capital, 60,000,000 shares authorized and 10,712,859 and 23,132,859 shares issued, respectively	68,625	4,995	(6)	73,620
Retained deficit	(60,052)	15,039	(7)	(45,013)
Treasury stock, at cost, 1,617,651 shares	(7,901)			(7,901)
Accumulated other comprehensive income	108			108

Total shareholders’ equity	780	20,034		20,814

Total liabilities and shareholders’ equity	$51,267	$1,077		$52,344

See the accompanying notes to the unaudited pro forma condensed consolidated financial statements

STANDARD MANAGEMENT CORPORATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005

		Pro Forma
	Historical	Adjustments(8)	Pro Forma

	(Dollars in thousands, except per share amounts)
Net revenues	$28,922	$—	$28,922
Cost of revenues	20,735	—	20,735

Gross profit	8,187	—	8,187
Selling, general and administrative expenses	20,135	—	20,135
Depreciation and amortization	2,192	—	2,192
Goodwill impairment charges	2,839	—	2,839

Operating loss	(16,979)	—	(16,979)
Other income, net	1,078	—	1,078
Interest expense	(4,382)	1,897	(2,485)

Net loss from continuing operations before income tax expense (benefit)	(20,283)	1,897	(18,386)
Income tax expense (benefit)	—	—	—

Net loss from continuing operations	(20,283)	1,897	(18,386)
Discontinued operations:
Loss from discontinued operations, net of income taxes of $262	(33,981)	—	(33,981)

Net loss	$(54,264)	$1,897	$(52,367)

Loss per share — basic and diluted
Loss from continuing operations	$(2.40)		$(0.88)
Loss from discontinued operations	(4.02)		(1.63)

Net loss	$(6.42)		$(2.51)

Weighted average shares outstanding	8,455,869	12,420,000	20,875,869

See the accompanying notes to the unaudited pro forma condensed consolidated financial statements

STANDARD MANAGEMENT CORPORATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Quarter Ended March 31, 2006

		Pro Forma
	Historical	Adjustments(8)	Pro Forma

	(Dollars in thousands, except per share amounts)
Net revenues	$13,984	$—	$13,984
Cost of sales	10,023	—	10,023

Gross profit	3,961		3,961
Selling, general and administrative expenses	6,850	—	6,950
Depreciation and amortization	599	—	599

Operating loss	(3,488)	—	(3,488)
Other income, net	220	—	220
Interest expense	(991)	456	(535)

Income (loss) before income taxes	(4,259)	456	(3,803)
Income tax expense (benefit)	—	—	—

Net income (loss)	$(4,259)	$456	$(3,803)

Income (loss) per share — basic and diluted
Income (loss) from continuing operations	$(0.47)		$(0.18)

Net Income (loss)	$(0.47)		$(0.18)

Weighted average shares outstanding	9,095,208	12,420,000	21,515,208

See the accompanying notes to the unaudited pro forma condensed consolidated financial statements

STANDARD MANAGEMENT CORPORATION
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
Pro Forma Adjustments
      The unaudited pro forma consolidated financial statements reflect the following pro forma adjustments:

(1) The pro forma condensed consolidated balance sheet as of March 31, 2006 reflects adjustments to assets and liabilities as if (a) the $2.8 million of debt issued on April 13, 2006 ($0.5 million of which was immediately paid to satisfy an unrelated long-term debt to the lender) and (b) the exchange offer were consummated on March 31, 2006. The pro forma results assume that 100% of the trust securities were converted into shares of our common stock. Pro forma book value per common share after adjustments is $0.97.

(2) Represents the net cash received from the debt issuance described in note 1 above and the actual/assumed fees for legal and professional expenses related the debt issuance and the exchange offer. The fees related to the debt offering are to be capitalized while those related to the exchange offer will be expensed.

(3) Represents (a) the elimination (expense) of the net balance remaining of deferred financing fees related to the original issuance of the trust securities and the related subordinated debentures and (b) the deferral of fees related to the new debt issuance.

(4) Represents the reversal (income) of the deferred distributions payable to the trust securities holders which are forfeited upon the exchange.

(5) Represents (a) the elimination of the outstanding balance of the subordinated debentures backing up the trust securities of $20.7 million and (b) the issuance of a net $2.3 million of additional debt (net of debt discount).

(6) Represents (a) the issuance in the exchange of 12,420,000 shares of our common stock at a fair market value of $0.40 per share of common stock issued, which was the last sales price of the company’s common stock on the OTC Bulletin Board on May 25, 2006 and (b) the value of the warrants issued with the new debt to purchase 100,000 shares of our common stock.

(7) Represents the net gain on debt extinguishment, including the impacts of the items described in notes 2, 3 and 4 above.

(8) The pro forma condensed consolidated statements of operations for the year ended December 31, 2005 and the three months ended March 31, 2006 reflect adjustments as if (a) the $2.8 million of debt issued on April 13, 2006 ($0.5 million of which was immediately paid to satisfy an unrelated long-term debt to the lender) and (b) the exchange offer were consummated on January 1, of the applicable period. The pro forma results assume that 100% of the trust securities are converted into shares of our common stock. The pro forma adjustments reflect the net decrease in interest expense resulting from (a) the elimination of interest expense (including amortization of deferred financing fees) related to the subordinated debentures backing up the trust securities and (b) the increase in interest expense (including the amortization of deferred financing fees and debt discount) related to the new $2.8 million debt. No pro forma adjustments were made for any potential income tax expense associated with this transaction due to the anticipated adjustment to our valuation allowance against income tax benefits generated in prior periods. Pro forma weighted shares outstanding increased by 12,420,000 as a result of the assumed issuance of common stock in the exchange offer.

The exchange agent for the exchange offer is:
Deutsche Bank National Trust Company

By Facsimile:	By Registered or Certified Mail:	By Overnight Mail or Courier:
DB Services Tennessee, Inc. Reorganization Unit Fax: (615) 835-3701 Attn: Karl Shepard (615) 835-3572	DB Services Tennessee, Inc. Reorganization Unit P.O. Box 292737 Nashville, Tennessee 37229-2737 Attn: Karl Shepard	DB Services Tennessee, Inc. Trust and Securities Services Reorganization Unit 648 Grassmere Park Road Nashville, Tennessee 37211 Attn: Karl Shepard
For Confirmation by Telephone: (615) 835-3572
Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.
Questions, requests for assistance and requests for additional copies of this offer to exchange and related letter of transmittal may be directed to the information agent at its address or telephone number set forth below.

The information agent for the exchange offer is:
501 Madison Avenue, 20th Floor
New York, New York 10022
Call Toll Free: (888) 750-5834
Banks and Brokers Call Collect: (212) 750-5833

Standard Management Corporation
10689 Pennsylvania Street
Indianapolis, Indiana 46280
(317) 574-6200